Exhibit 99.1

St. John's, NL – November 22, 2019

ITC Holdings Corp. Receives Order from FERC on MISO base ROE Matter

ITC Holdings Corp. ("ITC"), a subsidiary of Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), received an order from the Federal Energy Regulatory Commission ("FERC") yesterday adopting a new base Return on Equity ("ROE") methodology for transmission owners in the Midcontinent Independent System Operator Inc. ("MISO") region.

FERC adjusted the base ROE to 9.88% with an upper end of the zone of reasonableness at 12.24%. Including ROE incentive adders for Regional Transmission Organization participation and independence at ITC, this implies an all-in prospective ROE of 10.63% for ITC's subsidiaries operating in the MISO footprint. This compares to an all-in ROE of 11.07% that ITC was previously accruing. Every 10-basis point change in ROE at ITC impacts EPS at Fortis by approximately one cent per common share. ITC has previously recorded sufficient amounts related to the required refunds generated from the order. The order is available on FERC's website at www.ferc.gov.

"After six years of navigating through the MISO base ROE matter, ITC has received guidance on its outstanding complaints and the go-forward ROE at its subsidiaries operating in MISO," said Barry Perry, President and Chief Executive Officer, Fortis. "ITC continues to be focused on enhancing the integrity and reliability of its core transmission business."

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of $8.4 billion and total assets of approximately $53 billion as at September 30, 2019. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

About ITC Holdings Corp.

ITC Holdings Corp. is the largest independent electricity transmission company in the United States. ITC provides transmission grid solutions to improve reliability, expand access to markets, allow new generating resources to interconnect to its systems and lower the overall cost of delivered energy. Through its regulated operating subsidiaries ITCTransmission, Michigan Electric Transmission Company, ITC Midwest and ITC Great Plains, ITC owns and operates high-voltage transmission infrastructure in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, and in development in Wisconsin. These systems serve a combined peak load exceeding 26,000 megawatts along 16,000 circuit miles of transmission line, supported by 700 employees and 1,000 contractors. ITC is based in Novi, Michigan. For further information visit www.itc-holdings.com. ITC is a subsidiary of Fortis Inc., a leader in the North American regulated electric and gas utility industry.

For further information contact:

Investor Enquiries:

Ms. Stephanie Amaimo

Vice President, Investor Relations

Fortis Inc.

248.946.3572

samaimo@fortisinc.com

Media Enquiries:

Ms. Karen McCarthy

Vice President, Communications and Corporate Affairs

Fortis Inc.

709.737.5323

media@fortisinc.com

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